October 27, 2017

VIA EDGAR

Pamela A. Long

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Loma Negra Compañía Industrial Argentina Sociedad Anónima

CIK No. 0001711375

Registration Statement on Form F-1 (File No. 333-220347)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-220347), as amended, to 2:00 p.m., Eastern Time, on Tuesday, October 31, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact John Vetterli at (212) 819-8816 or John Guzman at +55 (11) 3147-5607 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely,

Loma Negra Compañía Industrial Argentina Sociedad Anónima

By	/s/ Sergio D. Faifman
Name:	Sergio D. Faifman
Title:	Chief Executive Officer and Vice-President of the Board

By	/s/ Marcos I. Gradin
Name:	Marcos I. Gradin
Title:	Chief Financial Officer